Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Three Months ended September 30,
	2004	2003
	(Restated)	(Restated)
Numerator:
Net income available to common shareholders	$11,480	$14,511
Numerator for basic and diluted earnings per share from continuing operations	$11,480	$14,511

Denominator:
Denominator for basic earnings per share—weighted average shares	50,210	46,565
Effect of dilutive securities:
Stock options	685	475

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	50,895	47,040

Basic earnings per share	$0.23	$0.31

Diluted earnings per share	$0.23	$0.31

Exhibit 11

(continued)

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Nine Months ended September 30,
	2004	2003
	(Restated)	(Restated)
Numerator:
Net income available to common shareholders	$36,297	$58,942
Less adjustment for earnings and gains from discontinued operations, net	—	(24,083)

Numerator for basic and diluted earnings per share from continuing operations	$36,297	$34,859

Denominator:
Denominator for basic earnings per share—weighted average shares	50,130	46,205
Effect of dilutive securities:
Stock options	520	350

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	50,650	46,555

Basic earnings per share from continuing operations	$0.72	$0.76
Basic earnings per share from discontinued operations	—	0.52

Basic earnings per share	$0.72	$1.28

Diluted earnings per share from continuing operations	$0.72	$0.75
Diluted earnings per share from discontinued operations	—	0.52

Diluted earnings per share	$0.72	$1.27